Filed by Crosstex Energy, L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Crosstex Energy, Inc. (Commission File No. 000-50536)

The following Fact Sheet was provided on Crosstex Energy, L.P.’s website on October 21, 2013:

ABOUT DEVON Devon Energy Corporation, headquartered in Oklahoma City, OK, is a leading independent oil and natural gas exploration and production company. Devon's operations are located onshore in the United States and Canada. We also own natural gas pipelines and treatment facilities in many of our producing areas, making us one of North America's larger processors of natural gas liquids. ABOUT CROSSTEX Crosstex Energy, L.P. is an integrated midstream energy partnership headquartered in Dallas, Texas that offers diversified, tailored customer solutions spanning the energy value chain with services and infrastructure that link energy production with consumption. Crosstex Energy, Inc. owns the general partner interests in Crosstex Energy, L.P. Devon Energy and Crosstex Energy to Create New Midstream Business Fact Sheet Compelling Strategic and Financial Benefits The new business will consist of two publicly traded entities: the Master Limited Partnership (MLP) and the General Partner (GP) Creates a geographically diverse portfolio of liquids-focused midstream assets that provides a broad range of predominately fee-based services Strong sponsorship from Devon supports stable, growing cash flows Strong investment-grade credit profile provides access to low-cost capital Enhanced financial capacity to execute sizable organic development and acquisition opportunities Improved cash flow stability with 95% of combined 2014e adjusted EBITDA from fixed-fee contracts and 75% of margins derived from liquids-driven services. Immediately accretive to Devon and Crosstex shareholders and unitholders Joins highly-skilled workforces and senior management teams with track records of creating value in midstream industry Company Overview Extensive midstream systems including gathering and transportation pipelines, gas processing, fractionation and logistical assets located in many of North America’s premier oil and gas regions (see map on reverse side) Headquarters Dallas, Texas Financial Highlights Combined 2014e Adjusted EBITDA of ~$700 million Investment-grade credit profile Transaction expected to generate up to $45 million in annual operational and financial synergies in 2014 Strong liquidity position; no near-term debt maturities Leadership Team Chairman of the Board: John Richels (Devon’s President and CEO) President & CEO: Barry E. Davis (Crosstex’s President and CEO) Chief Financial Officer: Mike Garberding (Crosstex’s Chief Financial Officer) Other senior officers: Representation from both Devon and Crosstex Board of Directors: 5 Devon, 1 management and 3 independent Pro Forma Ownership (Upon closing of transaction) GP: 70% Devon / 30% Public unitholders MLP: 53% Devon / 40% Crosstex / 7% the new general partner entity Closing Expected to close in the first quarter of 2014 Company Name, Stock Exchange and Ticker Symbol To be announced prior to closing

Assets

devon | CROSSTEX

NGL Transportation, Fractionation and Storage

- ≈650 miles of liquids transport line
- 6 fractionation facilities with 165,000 Bbls/d of total net capacity[(1)]
- 3 MMbbls of underground NGL storage

Crude, Condensate and Brine Handling

- 200 miles of crude oil pipeline
- Barge and rail terminals
- 500,000 Bbls of above ground storage
- 110 vehicle trucking fleet
- 8 Brine disposal wells

Gas Gathering and Transportation

- ≈6,500 miles of gathering and transmission lines

Gas Processing

- 13 plants with 3.3 Bcf/d of total net inlet capacity



OH
PA
MARCELLUS
UTICA
WV
CANA-WOODFORD
OK
ARKOMA-WOODFORD
PERMIAN BASIN
BARNETT SHALE
HAYNESVILLE & COTTON VALLEY
LA
AUSTIN CHALK
TX
EAGLE FORD
Gathering System
Processing Plant
Fractionation Facility
North Texas Systems
LIG System
PNGL System
Cajun-Sibon Expansion
Howard Energy
Ohio River Valley Pipeline
Storage
Crude & Brine Truck Station
Brine Disposal Well
Barge Terminal
Rail Terminal

(1) Increasing to 7 facilities with 237,000 Bbls/d of total net capacity upon completion of the Cajun-Sibon phase II expansion expected in the second half of 2014.

NYSE: DVN NASDAQ: XTEX & XTXI

Investor Notices NYSE: DVN NASDAQ: XTEX & XTXI Safe Harbor Some of the information provided in this fact sheet includes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC). Words such as “forecasts," "projections," "estimates," "plans," "expectations," "targets," and other comparable terminology often identify forward-looking statements. Such statements concerning future performance are subject to a variety of risks and uncertainties that could cause Devon’s or Crosstex’s actual results to differ materially from the forward-looking statements contained herein, including as a result of the items described under "Risk Factors" in Devon’s or Crosstex’s most recent Form 10-K. These include, but are not limited to, Devon’s and Crosstex’s ability to integrate their businesses successfully. Any forward-looking statement speaks only as of the date on which such statement is made, and Devon and Crosstex undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to Investors Investors are urged to consider closely disclosures in Devon’s and Crosstex’s Form 10-K, available from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov. Additional Information and Where to Find It This fact sheet contains information about the proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed mergers, the new General Partner entity will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the proxy statement/prospectus from Crosstex Energy, Inc. by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201. Participants in the Solicitation Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Non-GAAP Financial Information This fact sheet contains non-generally accepted accounting principle financial measures that Devon and Crosstex refer to as adjusted EBITDA. Adjusted EBITDA is defined as net income plus interest expense, provision for income taxes, depreciation and amortization expense, impairments, stock-based compensation, (gain) loss on non-cash derivatives, distribution from a limited liability company and non-controlling interest; less gain on sale of property and equity in income (loss) of limited liability company. Devon and Crosstex believe this non-GAAP measure is useful to investors because it may provide users of this financial information with a meaningful comparison between current results and prior-reported results. Adjusted EBITDA, as defined above, is not a measure of financial performance or liquidity under GAAP. This measure should not be considered in isolation or as an indicator of Devon’s, Crosstex’s or the New Company’s performance. Furthermore, it should not be seen as a measure of liquidity or a substitute for a metric prepared in accordance with GAAP.